September 12, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Michael Fay

RE:   Scores Holding Company, Inc. - "the Company"
      File No. 0-16665
      Form 10-KSB for the fiscal year ended December 31, 2004

Dear Mr. Fay:

We are in receipt of your letter dated August 19, 2005 our responses to your inquiry are as follows:

Comment

Note 4: Related Party Transactions, page F-14

1. We note that your receivable balance represents a significant portion of the revenue recorded in 2004. Tell us why you believe it was appropriate to initially recognize the revenue underlying these receivables, as collectibility should be reasonably assured prior to recognition. Also tell us your basis for determining the amount recorded as of December 31, 2004 is collectible.

Response -

The Company earns a royalty on all night clubs which have indirectly contracted to utilize the "Scores" brand name via a licensing agreement though a related entity Entertainment Management Services, Inc ("EMS"). EMS has the exclusive right to license the Scores name. However, the Company receives such royalties directly from the night clubs. The royalty revenues earned and collectible by EMS are remitted directly to the Company without any increase or decrease from the amount earned pursuant to the licensing agreement with the respective night club. The amount of the royalty is subject to negotiation, but approximates 4.99% of gross revenues (subject to certain limitations) earned by each night club. In addition novelty merchandise is sold to the nightclubs on a cost "plus" basis. All merchandise revenues recorded relates to novelty type merchandise shipped to the clubs as of the year ended December 31, 2004. Royalties recorded as earned were based on unaudited financial data submitted monthly to the Company by each respective night club. We believe that this data showed sufficient cash flows to pay those royalties and to pay down outstanding royalties. As of December 31, 2004, there were four clubs from which such royalties were being earned: one in Chicago, one in Florida and two in New York City (Go West and 333). The two in New York City and one in Florida are controlled by common management.

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United States Securities and Exchange Commission
Division of Corporation Finance
September 12, 2005
Page 2

      The Go West royalties earned of approximately $270,000 and $20,000 from merchandise sales were fundamentally paid during the year via $166,000 in cash and $120,000 in reductions due to a $20,000 per month commercial rent charged by Go West to the Company for office space for the last six months of 2004. The Company rents office space from Go West, pursuant to a rental lease agreement.

      The 333 royalty receivable, which was $285,000 at December 31, 2003, increased to $931,000 at December 31, 2004, with $282,000 of payments having been made on the account. This royalty receivable has increased another $150,000 by June 30, 2005. The 333 club is the first club formed, and that which created the notoriety of the "SCORES" trademark in the first place and fundamentally maintains the value of such trademark as the marquee night club. The increase in the 333 royalty receivable was a timing matter of cash flows from 333. Some of the cash flows of 333 were utilized to assist in the funding of the one time contracted construction of the Go West and Florida clubs and pre-opening costs of such Go West and Florida clubs.

      Due to construction and pre-opening financing problems at these other "Scores" clubs, 333 utilized its cash flows to fund a part of these clubs finances to ensure they opened. Although the financing of the construction and pre-opening costs were initially covered by third party financing commitments, subsequent changes to these commitments created a financing shortfall, which 333 assumed. Go West opened in March 2004 and Florida opened in March 2005. Both the Go West and Florida clubs have opened and currently are attempting to sustain their own operating costs.

      Considering that the contracted construction and opening costs of Go West and Florida clubs were one time expenses, we continue to maintain that the outstanding royalty is fully collectible as of December 31, 2004 and as of today. The 333 club merely had some unexpected cash flow demands. In the recent three months through August 31, 2005, 333 made all payments on royalties due monthly. Per review of the unaudited monthly financials of 333, the club is sufficiently profitable to pay the current royalties being earned and pay a nominal amount per month, toward the royalties outstanding as of June 30, 2005.

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United States Securities and Exchange Commission
Division of Corporation Finance
September 12, 2005
Page 3

Comment

2. We note that you have only collected $40,000 in cash on the promissory note from Go West. Based upon the payment schedule on page F-14, this note appears delinquent. Provide us a collectibility analysis of this note as of December 31, 2004.

Response -

      The Go West club had a significant construction related delay in opening, which delayed the anticipated opening from the summer of 2003 to March 2004. The delay in the club opening significantly delayed the ramp up of the club to becoming cash flow positive. Based on management's prior history with operating a club in New York City, management believes that they will be able to generate the same cash flow of a highly profitable club, given sufficient start up time for management to create public awareness. The Go West receivable is secured by the lease of Go West and its leasehold improvements at the Go West club. Management believes the Go West long term lease is of value for a security interest, since the costs of renting such a large amount of square footage in New York City is ever increasing. Management may have to renegotiate the repayment terms prior to its 2005 year end. Although the note is technically in default, there is no good business reason to declare the same when we believe that ultimately full payment will be made.

Comment

3. We urge all person who are responsible for accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

                  o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
                  o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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United States Securities and Exchange Commission
Division of Corporation Finance
September 12, 2005
Page 4

                  o the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Response -

      The Company acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any further questions please contact myself at 212-868-4900.


                                        Sincerely,


                                        /s/ Richard Goldring

                                        Richard Goldring
                                        CEO